SingTel

14 January 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 7 January 2008 to 11 January 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Jan-2008 07:59:58
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation to Investors - By Francis Heng, SingTel Group CFO
Description	
Attachments:	investorslides.pdf Total size = **405K** (2048K size limit recommended)

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SingTel: Asia's Leading Communications Company

8th January 2008

Francis Heng

Group CFO



SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Agenda

- SingTel Group introduction
- Singapore – SingTel
- Australia – Optus
- Regional Mobile
- SingTel Group investment strategy & capital structure

SingTel Group introduction

SingTel

SingTel Group: Asia's Leading Communications Company

- Largest company in Singapore by revenues, earnings and market capitalisation (~S$64 billion[1] on SGX)

- Asia's largest multi-market mobile operator with operations in emerging & mature markets

- Strong cash flow and track record of high cash returns to shareholders

SingTel	• leader in Singapore telco market
Optus	• leading challenger in Australia
Regional mobile	• driving growth in Asia

1. As at 31Dec 2007

SingTel Group: successful transformation

Proportionate revenue outside Singapore[1] **76%**

Proportionate EBITDA outside Singapore[2] **74%**



1% Others
Australia
Regional Mobile
27%
48%
24%
Singapore



1%
Others
Australia
30%
43%
Regional Mobile
26%
Singapore

1. Consolidated revenue plus proportionate share of associates – 6 months to Sep 07
2. Consolidated EBITDA plus proportionate share of associates – 6 months to Sep 07

SingTel

SingTel Group: major mobile operator in Asia

SingTel Group's Asian footprint


WARID
30%
CITYCELL
45%
AIS
21%
Globe
45%
bharti
30%
SingTel
100%
TELKOMSEL
35%
'yes' OPTUS
100%

Numbers denote ownership status as at Sep 07

Total mobile subscribers 158m


CAGR: 40%
Mobile subscribers (m)
41
56
74
101
158
'Sep-03
Sep-04
Sep-05
Sep-06
Sep-07

SingTel 7

SingTel Group: strong track record

Sustained profit growth

Improving returns on invested capital



Underlying Net Profit After Tax[1]
Underlying NPAT ($Sm)
3,060
3,295
3,556
FY05
FY06
FY07



Returns on Invested Capital
Returns on Invested Capital
16.2%
17.2%
18.3%
FY05
FY06
FY07

1. Excluding exceptionals and IDA compensation

SingTel

Singapore - SingTel

SingTel

SingTel : leading and shaping the market in Singapore

Revenue composition


Mobile Comms
27%
IT & Engineering
International telephone
9%
National telephone
8%
Others[1]
29%
Data & Internet

1H FY08

Integrated telecom operator

- No. 1 mobile service provider
- No. 1 broadband service provider
- No. 1 national telephone service provider
- Full range of voice, data, Internet and ICT solutions for corporates

1. Mio TV, maritime & land mobile revenue, lease of satellite transponders, paging services and other misc revenue

Mobile: strong growth in new subscribers

Strong market share

Mobile subscriber market share


SingTel
40.3%
Starhub
31.9%
M1
27.8%
Sep 07

1H FY08 mobile subscribers 25%


Mobile subscribers (mil)
1.7
2.1
1H FY07
1H FY08
Prepaid subs
348K
Postpaid subs
83K

Key Mobile Drivers:

- Postpaid : Stimulate usage of data services
- Prepaid : Address growing population and foreign worker segment

Data & Internet: enhancing value proposition

Corporate Data:
Grow IP and Managed Services



30
25
20
15
10
5
0
S$mil
IP-VPN
34% growth YOY
Managed Services & Hosting
30% growth YOY
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08

Key Drivers

- leverage on SingTel's extensive coverage, and 37 global offices worldwide
- deliver data security, scalable network on cost-effective terms

Consumer Broadband:
Maintain leadership

Subscribers market share[1] - 1H FY08



Starhub
46%
SingTel

Key Drivers

- no frill plans for lower speeds
- upsell applications from basic Internet to integrated service bundle (mio)

1. Total subscribers data from Infocomm Development Authority of Singapore

Fixed line: rejuvenating fixed services


mio
AT HOME AND BEYOND

mio

- bundles mobile, broadband, entertainment & telephone services
- transforms the home telephone socket into gateway to a world of:
  - communication
  - infotainment
  - other possibilities

Number of mio customers[1]	**42K**
DEL market share[1]	**95%**


"The choice is yours."
mio
TV

mio TV

- leverages our leadership in telephony and broadband
- maximises value of existing infrastructure
- provides flexibility and greater value to consumers

Number of mio TV customers[1]	**10K**
Capex in first year	**S$30m**

1. As at Sep 2007

Australia - Optus

SingTel

Optus : leading challenger in Australia

Revenue composition[1]


Consumer &
SMB Fixed
21%
Mobile
55%
24%
Business &
Wholesale
Fixed

1H FY08

Only integrated scale challenger

Strong overall position

- No. 2 national mobile service provider
  - No.1 in metro – opportunity in regional
- No. 2 fixed line / broadband service provider
  - Accelerating fixed on–net share to improve scale & profitability
- No. 2 in Corporate market
  - Gaining share in rapidly growing Data & IP-VPN segment, expansion of ICT & managed services
- No.1 Satellite provider
  - Two of three new D-series now in orbit

1. Excluding inter-divisional elimination

Optus Mobile: build on and exploit mobile scale

Mobile subscriber market share[1]
- Optus strong no 2 position



Hutch, 7%
Voda, 18%
Telstra, 43%
Optus, 33%

Disruptive product offerings

- stimulate mobile usage
  - 'yes time'
  - Capped plans
- launch of Australia's first fixed telephony & broadband bundled product - over 3G network
- re-launching Optus Wireless Broadband plans - to capture the fast growing wireless broadband market

Drivers
- Continue to exploit incumbent's dilemma with disruptive offerings
- Extending 3G HSPA network to cover 96% of Australia population (by end 2008)

1. JPMorgan Australian Mobile market report 10th Sep 07

Optus Fixed: On net expansion to improve scale and profitability

Broadband subscriber market share[1]
- Optus strong No 2 position



Others, 24%
AAPT/ Powertel, 4%
Primus, 3%
iiNet, 4%
Optus, 18%
Telstra, 47%

Attack incumbent's fixed profit pool



EBITDA FY06/07
100%
80%
60%
40%
20%
0%
Optus & others
Telstra
Optus & others
Telstra
Mobile
Fixed Voice & Data

Drivers
- On-net expansion to improve scale and profitability
- Leverage new products and new technologies - "disruptive" products
  - Innovative fixed line "caps" – Australia's 1st home phone and broadband cap (Fusion)
  - compete vigorously in Australia's fast growing wireless broadband market

1. JPMorgan Australian Broadband market report 5th Sep 07

Regional Mobile

SingTel

Regional Mobile: world's fastest growing mobile markets

Sept 2007	bharti	PBTL	TELKOMSEL	WARID	Globe	AIS
Country	India	Bangladesh	Indonesia	Pakistan	Philippines	Thailand
Effective stake (%)	30.5%	45.0%	35.0%	30.0%	44.5%	21.4%
Market position	#1	#5	#1	#4	#2	#1
Market share (%)	23%	4%	53%	17%	38%	48%
Mobile penetration	18%	23%	35%	44%	55%	77%
Mobile subs & y-o-y growth (%)	48.9m (+81%)	1.3m (+75%)	44.5m (+37%)	11.9m (+100%)	19.2m (+33%)	23.2m (+31%)

Regional Mobile: increasing earnings & dividends



Net profits[1]
26%
722
910
Telkomsel
Bharti
AIS
Globe
Net profits after tax (S$ m)
H1 FY07
H1 FY08



Dividends as % of profits[2]
55%
2nd instalment of Telkomsel's FY2006 final dividends expected in Dec 2007 quarter
713
497
Telkomsel
AIS
Globe
Dividends (S$m)[3]
H1 FY07
H1 FY08

1. YoY comparison between H1 FY08 and H1 FY07, excluding exceptionals
2. Based on share of regional mobile post tax earnings for 6 months to Sep 07
3. Net of withholding taxes

SingTel

SingTel Group investment strategy & capital structure

SingTel

SingTel Group: investment strategy

Investment strategy	Case study: Warid Telecom Pakistan
Focus in Asia while exploring new markets • Up stake in existing associates • Assess large under-penetrated markets	✓ **Country** Pakistan has large population base of over 160m and low cellular penetration
Long term, pragmatic approach • Strong partner • Governance rights & board rep • Shareholder agreements	✓ **Strong partner** Abu Dhabi Group is one of the largest foreign investor in Pakistan
Add value • Strategic telco partner • Cross-sharing of ideas • Procurement & other synergies	✓ **Add value** Synergistic partnership leveraging on SingTel's expertise in emerging markets

SingTel Group: high cash returns to shareholders

Interim dividend up 52%[2]
- **50% payout ratio**

5.6¢



To be paid in Jan 2008
Shareholder payout (S$bn)
1.9
0.8
1.2
0.9
1.0
1.0
3.0
1.1
0.8
1.3
2.3
1.7
1.5
1.1
0.7
0.9
2000
2001
2002
2003
2004
2005
2006
2007
2008

Capital structure[1]

Net gearing	**28%**
Net debt:EBITDA	**1.2x**
EBITDA:net interest expense	**22x**
S&P's rating	**A+**
Moody's rating	**Aa2**

1. As at Sep 2007
2. Compared to the net interim dividend of 3.69 cents per share last year (4.5 cents less tax at 18%)

SingTel

Asia's Leading
Communications Company

www.singtel.com

SingTel

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	08-Jan-2008
Time	11:05:15
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to Investors-By Francis Heng, SingTel Group CFO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

SingTel

21 January 2008

SEC Mail Processing Section

FEB 04 2008

Washington, DC
101

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 14 January 2008 to 18 January 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

SECTI...

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Jan-2008 17:24:39
Announcement No.	00051

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Audit Committee
Description	
Attachments:	379-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704(8) OF THE SGX LISTING MANUAL

AUDIT COMMITTEE

Singapore Telecommunications Limited ("SingTel") wishes to announce that following the appointment of Mr Dominic Chiu Fai Ho as a Director of SingTel on 28 November 2007, Mr Ho has been appointed as a member of the Audit Committee. The Board of Directors of SingTel considers Mr Ho to be an independent Director.

The SingTel Audit Committee now comprises Mr Nicky Tan Ng Kuang as Chairman, with Mr Graham John Bradley, Mr Kai Nargolwala and Mr Ho as members.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 15 January 2008

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	16-Jan-2008
Time	08:31:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Audit Committee Appointment

SEC File No: 82-3622

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *	
* Asterisks denote mandatory information	

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	16-Jan-2008 17:11:01
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	16-01-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	15-01-2008
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average considertion per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	13,607,168
As a percentage of issued share capital	0.0855 %
No. of Shares which are subject of this notice	1,165,000

As a percentage of issued share capital	0.0073 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	4.032
No. of Shares held after the change	14,772,168
As a percentage of issued share capital	0.0928 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	16,502,775
As a percentage of issued share capital	0.0107 %	0.1037 %
No. of shares held after the change	1,706,800	17,667,775
As a percentage of issued share capital	0.0107 %	0.1110 %

Footnotes

Note: The deemed interest of 17,667,775 ordinary shares includes:
(i) 14,772,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments:

Total size = **0** (2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	17-Jan-2008
Time	08:26:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Director's Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	18 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 14,772,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 14 January 2008 b) 15 January 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20080114-15)

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 13,607,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	a) 585,000 ordinary shares b) 580,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) S$4.02 per share b) S$4.04405 per share
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 14,772,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,867,470 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	17-Jan-2008
Time	08:26:45
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Jan-2008 17:19:01
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-01-2008
2.	Name of Director *	Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	16-01-2008
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	14,772,168
As a percentage of issued share capital	0.0928 %
No. of Shares which are subject of this notice	610,000

As a percentage of issued share capital	0.0038 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	3.87213
No. of Shares held after the change	15,382,168
As a percentage of issued share capital	0.0966 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,706,800	17,667,775
As a percentage of issued share capital	0.0107 %	0.1110 %
No. of shares held after the change	1,706,800	18,277,775
As a percentage of issued share capital	0.0107 %	0.1148 %

Footnotes

Note: The deemed interest of 18,277,775 ordinary shares includes:
(i) 15,382,168 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 2,867,470 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments: Total size = **0**
(2048K size limit recommended)

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	18-Jan-2008
Time	08:22:24
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of a Director's Change in Interest

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	16 January 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 15,382,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	16 January 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20080116)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Singapore Telecommunications Limited**
ABN	**ARBN No. 096 701 567**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	16 January 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 15,382,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	16 January 2008

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(20080116)

No. of securities held prior to change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 14,772,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	610,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation.	S$3.87213
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 15,382,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Chua Sock Koong has been awarded up to 2,867,470 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	18-Jan-2008
Time	08:22:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

SingTel

8 January 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 31 December 2007 to 4 January 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Legal Counsel

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

From: ASX.Company.Announcements.Office@asx.com.au
Sent: Friday, December 21, 2007 7:37 AM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: Confirmation of Release - SGT - ASX Online e-Lodgement
Attachments: 547689.pdf

ASX confirms the release to the market of Doc ID: 547689 as follows:
Release Time: 21-Dec-2007 at 10:36:57
ASX Code: SGT
Announcement Title: SingTel and SingTel Mobile file appeal against KPPU decision

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Jan-2008 18:26:00
Announcement No.	00080

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Conference: SingTel's appeal against KPPU decision
Description	
Attachments:	NR-20080104-MediaConferenceSlides.pdf Total size = **206K** (2048K size limit recommended)

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Media Conference:

SingTel's appeal against KPPU decision

4 January 2008

KPPU decision is wrong

- Decision violated Rule of Law in Indonesia and basic principle of Legal Certainty

- Decision contained many mistakes, misinterpretations and misapplications of the provisions of the Law

Decision violated Rule of Law in Indonesia

No jurisdiction over SingTel and SingTel Mobile

- SingTel and SingTel Mobile not incorporated or domiciled in Indonesia
- SingTel and SingTel Mobile have their places of business in Singapore

KPPU applied so-called "Single Economic Entity" Doctrine to claim jurisdiction

- Doctrine not recognised under Indonesian Law
- No mention or explanation of this Doctrine in Anti-Monopoly Law or other relevant regulations
- This is a clear violation of the Rule of Law

No clear evidence of Article 27(a) breach

- KPPU failed to prove and provide clear evidence that SingTel and SingTel Mobile have violated this provision

- Article 27(a) is very clear – it requires:
  - a majority share ownership
  - in two or more companies
  - that engage in the same business activities within the same market

- SingTel does not own shares in any telecommunication company in Indonesia

- SingTel Mobile only owns 35% interest in Telkomsel; PT Telkom owns other 65%

- SingTel Mobile by any definition is only a Minority Shareholder in Telkomsel

Failure to exercise Due Process of Law

- **SingTel and SingTel Mobile named as reported parties when the investigation had already proceeded for a couple of months**

- **KPPU repeatedly failed to comply with strict timeline imposed by the Law**

SingTel and SingTel Mobile have submitted formal Appeal to the Central Jakarta District Court

Case is fundamentally flawed

No jurisdiction over SingTel and SingTel Mobile

- Not incorporated or domiciled in Indonesia
- Do not conduct business activities in Indonesia
- Shareholding does not constitute "business activities" - Prof Hikmahanto & Dr Ratnawati

KPPU charge fails at first hurdle

Article 27(a) does not apply

- SingTel does not own any shares in any company
- SingTel Mobile does not own majority shares in two or more companies
- SingTel Mobile owns minority shares in only one company

KPPU ignored language of law

Control

- This concept does not appear in Article 27(a) at all
- Article 27(a) is clearly worded and its clear meaning must be respected
- KPPU disregarded the fact that PT Telkom is the majority shareholder with a controlling interest in Telkomsel

Sanctions

- No basis to order divesture for breach of Article 27(a) or to interfere with ordinary shareholder rights

Parties not accorded due process rights

Unjust procedures

- Not informed of allegations against SingTel or SingTel Mobile
- KPPU asked questions irrelevant to Article 27(a)
- SingTel and SingTel Mobile not asked to participate in preliminary examination
- SingTel and SingTel Mobile denied access to parts of KPPU files during preliminary examination
- KPPU head made prejudicial statements to the press

SingTel Mobile investment complied with law

SingTel Mobile's acquisition of shares in Telkomsel

- All requisite regulatory approvals were sought from the Indonesian government

SingTel Mobile has acted in accordance with the law …

- … in its dealings with PT Telkom, the majority stakeholder in Telkomsel
- … in its dealings with the Board of Commissioners and Board of Directors, which are majority-controlled by PT Telkom

Open and very competitive mobile market in Indonesia

- Every carrier competes on a level playing field
  - Low entry barriers to new competitors
    - New carriers have entered; market concentration below average of comparable countries and falling
  - Consumers can switch carriers at low cost because pre-paid services predominate
  - Carriers have committed resources to the Indonesian market
    - Significant growth in base stations
    - Increased investment in marketing and customer acquisition

NERA Economic Consulting

Abundance of choice for consumers

- Prices are low and falling
  - ITU, World Bank data
  - Telkomsel ARPM (average revenue per minute) fell by 32% from 2003-2006, not even accounting for inflation; drop was faster after SingTel Mobile became a shareholder of Telkomsel
- Network coverage has increased
  - Mobile service available to virtually anyone, anywhere
- Consumers make informed choices from rich menus of service packages, particularly for low-end services
- Result: Indonesian churn rate among highest in the world

NERA Economic Consulting

Consumer surplus in Indonesia has increased

- KPPU method incorrectly assumes that prices are higher in Indonesia than in comparable countries
- Competition in Indonesian mobile markets increased consumer surplus by approximately Rp. 17 trillion (US$1.8B) between 2002-2006

NERA Economic Consulting

Cellular Network Coverage - 2002


Banda Aceh
Medan
Pontianak
Samarinda
Palangkaraya
Banjarmasin
Jambi
Palembang
Bengkulu
Bandar Lampung
JAKARTA
Surabaya
Denpasar
Menado
Palu
Kendari
Ujung Pandang
Ambon
Dili
Kupang
Jayapura

Source: SingTel

NERA Economic Consulting

Cellular Network Coverage - 2007

100% coverage of sub-districts in Java, Bali and Sumatra



Source: SingTel

NERA Economic Consulting

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-Jan-2008
Time	08:28:53
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Conference on SingTel's Appeal against KPPU decision

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-Jan-2008 18:23:44
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel outlines main basis of appeal against KPPU decision
Description	
Attachments:	NR-20080104.pdf Total size = **190K** (2048K size limit recommended)

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SingTel

News Release

SingTel outlines main basis of appeal against KPPU decision

Singapore, 4 January 2008 -- SingTel and SingTel Mobile filed an appeal with the District Court of Central Jakarta on 19 December 2007 to dismiss the decision of the Commission for Supervision of Business Competition (KPPU). Today, SingTel outlined the main basis of its objections to the KPPU decision regarding the allegation of anti-competitive conduct involving SingTel, SingTel Mobile, as well as other Singaporean and Indonesian companies.

"The decision by the KPPU is wrong and has violated the Rule of Law in Indonesia," said SingTel lawyer Mr Wimbanu Widyatmoko, Senior Partner, Hadiputranto, Hadinoto & Partners. "Also, fundamental due process rights were not accorded those accused."

Mr Widyatmoko added: "The KPPU decision also violates the principle of legal certainty as protected by the Indonesian constitution, and runs contrary to KPPU's mission to promote business competition.

"The KPPU decision is not supported by adequate evidence. The KPPU distorted the meaning of present legal terms and invented new legal terms to justify its decision. Hence, it has acted as judge, jury and legislator. Further, the KPPU is trying to impose sanctions beyond its jurisdiction as it has no power to order divestment in this case.

"We have appealed to the Indonesian courts as they are in a position to put things right. They have demonstrated this in the past when they overturned KPPU decisions which were wrong."

<u>SingTel and SingTel Mobile are not majority shareholders</u>

Lead counsel for SingTel, Sundaresh Menon, Senior Partner of Rajah & Tann, said: "The KPPU's case against SingTel and SingTel Mobile is fundamentally flawed as a result of which there are many grounds for appeal."

The KPPU has found against SingTel and SingTel Mobile on a charge under Article 27(a) of Law No. 5 of 1999 (Anti-monopoly Law), which prohibits business actors in Indonesia from owning majority shares in more than one company under certain conditions.

Mr Menon noted: "The charge fails at the very first hurdle because SingTel and SingTel Mobile are not business actors operating in Indonesia. Further, neither company owns majority shares in any Indonesian company.

SingTel

SingTel and SingTel Mobile do not control Telkomsel

Faced with this obvious hurdle, the KPPU has taken the approach of reading Article 27(a) as resting on a finding of "control". But even this is flawed as SingTel and SingTel Mobile do not control Telkomsel as supported by all available evidence. In fact PT Telkom, as the 65-per cent majority shareholder of Telkomsel, has made it clear that SingTel Mobile is a minority investor. Telkomsel is ultimately controlled by the boards of Telkomsel, comprising a majority of members who are appointed by PT Telkom.

KPPU applied concepts contrary to recognised competition law concepts

According to Mr Menon: "The KPPU has unfortunately ignored the language of the law and applied its own concepts and ideas which are contrary to competition law concepts that are recognised and applied in most jurisdictions. This is what has led to the incorrect finding that SingTel Mobile exercises control over Telkomsel, when SingTel Mobile is unmistakably a minority shareholder investor. This has also led to its suggestion and apparent finding that this control goes all the way to SingTel and even to Temasek."

As a minority investor in Telkomsel, SingTel Mobile is given certain rights as minority protection. These include the right to minority representation on the boards of directors and commissioners, as well as the right to confidential information. However, the KPPU has incorrectly alleged that this is proof of control.

SingTel Mobile had regulatory approvals for Telkomsel acquisition

When SingTel Mobile acquired a stake in Telkomsel in 2001, it sought and obtained all the regulatory approvals from the relevant Indonesian authorities.

Mr Menon added: "This case must be seen in the context of an economic era marked by cross border investment and globalisation. Aside from the approvals, for the last six years, SingTel Mobile has had the further assurance of having PT Telkom, which is majority owned by the Government of Indonesia, as its joint venture partner which in fact and in law controls the joint venture by virtue of its 65-per cent ownership of Telkomsel. In some respects, it is difficult to imagine a safer investment than this.

"In this light it becomes apparent why we regard the KPPU decision as disappointing and why we will pursue every available course to secure and protect our clients' interests."

Mr Lim Chuan Poh, SingTel CEO International, agreed: "SingTel has invested in Indonesia in good faith and remains optimistic about the future of the Indonesian telecommunications industry.

"We respect the laws of Indonesia and have always conducted ourselves according to the law. We continue to believe in the rule of law. This is why we are pursuing this appeal."

SingTel

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 158 million customers in eight markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com and www.optus.com.au.

SingTel

Fact Sheet

A) Findings and Rebuttals

No	KPPU's Findings	SingTel's and SingTel Mobile's Rebuttals
1.1	SingTel, SingTel Mobile, Temasek Holdings Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd, Asia Mobile Holding Company Pte Ltd, Asia Mobile Holdings Pte Ltd, Indonesia Communications Ltd and Indonesia Communications Pte Ltd make up the Temasek Business Group.	The **Temasek Business Group does not exist.** It is a piece of fiction created by the KPPU in order to claim jurisdiction over the non-Indonesian reported parties.
1.2	The Temasek Business Group, together with Telkomsel, constitute a single economic entity.	Doctrine of **"Single Economic Entity" is not recognised under Indonesian law** and should not have been applied in this case.
1.3	The KPPU has alleged in support of its single economic entity argument the following:	The truth of the matter is that the KPPU has conveniently ignored the following important facts:
	a. SingTel Mobile has management representation in Telkomsel i.e. that SingTel Mobile is entitled to nominate two Directors and two Commissioners to the boards of Telkomsel.	a. **Telkom has the majority** and it is entitled to nominate 3 out of 5 Directors and 4 out of 6 Commissioners, including the crucial positions of President Director, President Commissioner and Finance Director.
	b. SingTel Mobile influences Telkomsel's policies through the Capital Expenditure Committee ("Capex Committee").	b. **Telkom has the majority in the Capex Committee.** It is Telkom that controls the Capex Committee. In fact, in an examination before the KPPU, Telkom's President Director testified that "Telkomsel proceeds in accordance with Telkom's directions and for strategic matters, Telkomsel has to follow".
	c. SingTel Mobile has access to Telkomsel's confidential information.	c. **All shareholders have access to confidential information.** This is a right afforded by Indonesian company law.

	d. With 35% shareholding, SingTel Mobile is in a position to veto fundamental corporate decisions, such as change in business and/or winding up.	d. The requirement for 75% shareholder approval is a common practice and legal requirement to protect minority shareholders, including passive capital investors. It is, therefore, **Telkom which is in control of Telkomsel** and not SingTel Mobile If we applied the KPPU's criteria of what constitutes a single economic entity, it would be Telkom and Telkomsel which would constitute a single economic entity.
1.4	As business actors, SingTel and SingTel Mobile are within the jurisdiction of the KPPU.	In fact, SingTel and SingTel Mobile are not business actors and **the KPPU has no jurisdiction over SingTel or SingTel Mobile**. SingTel and SingTel Mobile are not business actors because they are not domiciled or established in Indonesia. Nor are they conducting business activities in Indonesia. Indonesian legal experts have confirmed that according to Indonesian laws, owning shares is not "conducting business activities" in Indonesia. SingTel Mobile is not involved in the business operations and commercial transactions of Telkomsel.
2.1	Temasek Holdings Pte. Ltd. jointly with Singapore Telecommunications Limited, Singapore Telecom Mobile Pte Limited, Singapore Technologies Telemedia Pte. Ltd., STT Communications Ltd., Asia Mobile Holding Company Pte. Ltd. Asia Mobile Holdings Pte. Ltd., Indonesia Communications Limited and Indonesia Communications Pte. Ltd. are in violation of Article 27(a) of Law No. 5 of 1999.	There has been no breach of Article 27(a). SingTel does not own any shares in Telkomsel. SingTel Mobile owns only 35% of Telkomsel. Therefore, **SingTel and SingTel Mobile are not majority shareholders** in Telkomsel. Telkom owns 65% of Telkomsel. It is Telkom and not SingTel Mobile that owns the majority of shares in Telkomsel.
2.2	"Majority shares" can be interpreted to include minority shareholdings where the minority shareholder is in control.	**The meaning of "majority shares" is clear and its plain meaning must be applied.** Leading experts agree that Article 27(a) has to be interpreted plainly i.e. majority shares must mean ownership of majority shares and cannot be expanded to mean control.

3	Temasek's cross-ownership of Telkomsel and Indosat has resulted in anti-competitive behavior by:	The KPPU has produced no credible evidence to support its contentions and/or to link these contentions to Temasek's alleged cross-ownership.
	i. obstructing or impeding Indosat's performance, particularly, its network development;	Leading experts have shown that Indosat invests heavily in network development and is more efficient in terms of the ratio of subscribers to base stations.
	ii. restricting access to interconnection facilities; and	Leading experts have shown that access to interconnection facilities is reasonable and available to newcomers. New carriers have entered the market. Market concentration is below average of comparable countries and falling.
	iii. maintaining high tariffs.	Leading experts have shown that the prevalent tariffs in Indonesia are reasonable compared with those in comparable countries: a. World Bank data: Indonesian prices are "well below average" for lower-middle income countries; below average for East Asia Pacific. b. ITU data: Usage, monthly subscription and connection prices are below mean/median of 16 comparable countries. c. ITU data: Local call prices below 5 of 6 comparable Asian countries used by KPPU. d. Same data show Indonesian prices falling rapidly over time as competition develops. From 2003-2006, Telkomsel Average Revenue per Minute fell in real terms (including inflation) at an annual rate of 13.4%. The tariffs charged by Telkomsel are within the limits set by the Indonesian telecommunication regulators. The KPPU does not have the jurisdiction to supervise matters of tariffs. The KPPU has misapplied several economic tests and ignored the findings of leading economic and business experts.

4	The alleged cross ownership has caused consumer loss in Indonesia.	**According to leading economic experts, the Indonesian cellular market is healthy and competitive.** The reductions in prices and growth in demand - caused by competition – have increased consumer welfare by Rp. 17 trillion between 2002 and 2006. Experts have concluded that there is in fact a consumer surplus, i.e. good value for money for quality cellular services. There is no evidence to support the KPPU's allegation that there is loss to consumer welfare. The KPPU's analysis of the economic data is flawed: a. The KPPU analysis is based on the incorrect assumption that Indonesian prices are too high. b. It ignores the non-price competition that occurs in the mobile industry e.g. service quality, customer care, promotional tariffs, bundling, product offerings and innovation. c. Competition has caused prices to decline and they will continue to decline. d. Competitors are free to provide different levels of price and non-price offers. e. Increased choice and lower prices have resulted in greater consumer surplus. Consumers get a range of choices and they are able to make informed decisions - taking into account price and non-price propositions - about the operators.
5	KPPU has complied with and respected the rights to the due process of law.	**KPPU has failed to accord fundamental due process rights to SingTel and SingTel Mobile** in that it has amongst other things: - failed to notify SingTel and SingTel Mobile of the content of the charges against them; - failed to give sufficient time to prepare their defence and rebuttal; and - failed to bring to the attention of SingTel and SingTel Mobile, the evidence which was later relied upon to arrive at a decision adverse to SingTel and SingTel Mobile.

6	KPPU has, amongst other sanctions, ordered a divestment of shares in either Telkomsel or Indosat.	KPPU has no authority, under Indonesian law to impose such an order for divestment. When SingTel Mobile acquired its shares in Telkomsel in 2001, it sought and obtained all the necessary regulatory approvals from the relevant Indonesian authorities. Likewise, when ST Telemedia invested in Indosat, the relevant Indonesian authorities reviewed the matter and gave their approval. In fact, the Ministry of State Owned Enterprises had considered Article 27(a) and SingTel Mobile's shareholding in Telkomsel before approving the acquisition of the Indosat shares. Further, the KPPU was involved in that process and had not raised any objections at that time.

B) References to Law No. 5 of 1999

Article 1 – Para 5:

Business actor shall be any individual or business entity, either incorporated or not incorporated as legal entity, established and domiciled in or conducting activities in the jurisdiction of the Republic of Indonesia, either individually or jointly based on agreement, conducting various business activities in the economic sector.

Article 27(a):

Business actor shall be prohibited to own majority shares in several companies of the same type which conduct business activities in the same field in the same relevant market, or establishing several companies with the same business activities in the same relevant market, if such ownership results in:

(a) one business actor or a group of business actors control more than 50% (fifty percent) of the market share of a certain type of goods or services

C) Timeline of the Case

2006:

18 Oct : FSP BUMN Bersatu filed complaint to the KPPU regarding alleged monopolistic practices by Temasek.

2007:

2 Apr	:	FSP BUMN Bersatu withdrew complaint against Temasek but KPPU proceeds with case.
9 Apr – 22 May	:	KPPU conducted preliminary investigations. SingTel and SingTel Mobile were not Reported Parties.
27 Apr	:	Temasek received summons to appear before KPPU.
2 May	:	KPPU first hearing.
23 May	:	The KPPU issued its preliminary investigation findings.
23 May - 27 Sep	:	The KPPU commenced further investigation against the Reported Parties. SingTel and ST Mobile became Reported Parties.
22 Jun	:	SingTel and SingTel Mobile receive summons to appear before the KPPU for further examination.
4 Jul and 23 Jul	:	SingTel and SingTel Mobile answered questions given by the KPPU in its further investigation hearings.
27 Sep	:	The timeframe for the KPPU's further investigation ends. No report is issued by this date.
3 Oct	:	The KPPU issued its further investigation findings.
27 Sep – 19 Nov	:	The KPPU convenes the Council to deliberate over the further investigation findings.
30 Oct	:	SingTel and SingTel Mobile submitted rebuttals to the KPPU's further investigation findings.
19 Nov	:	KPPU announced its decision.
5 Dec	:	KPPU sent copies of its decision to the Reported Parties.
19 Dec	:	SingTel and SingTel Mobile file appeal against KPPU decision with the District Court of Central Jakarta.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	07-Jan-2008
Time	08:28:43
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel outlines main basis of appeal against KPPU decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1300 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	03-Jan-2008 16:09:38
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-311207-sgx.pdf Total size = **293K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 November 2007 457,093,676 Net transfers* 11,379,200 At 31 December 2007 468,472,876 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	468,472,876 (as at 31 December 2007)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,450,923,755 (as at 31 December 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		26,708,850 (as at 31 December 2007)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 January 2008

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 December 2007

Rank	Name	Units	% of Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	91,893,283	19.62
2	NATIONAL NOMINEES LIMITED	89,859,086	19.18
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	46,808,552	9.99
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	25,076,659	5.35
5	CITICORP NOMINEES PTY LIMITED	19,272,580	4.11
6	COGENT NOMINEES PTY LIMITED	15,274,944	3.26
7	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	13,195,889	2.82
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	8,823,801	1.88
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	7,500,000	1.60
10	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,087,326	1.30
11	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	5,696,706	1.22
12	AUSTRALIAN REWARD INVESTMENT ALLIANCE	4,883,986	1.04
13	AMP LIFE LIMITED	4,506,947	0.96
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,263,457	0.91
15	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	4,008,375	0.86
16	UBS NOMINEES PTY LTD	3,870,577	0.83
17	THE AUSTRALIAN NATIONAL UNIVERSITY	3,450,000	0.74
18	M F CUSTODIANS LTD	3,307,337	0.71
19	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	3,112,652	0.66
20	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	2,961,836	0.63
	Top 20 holders of ORD & DEF GROUPED as at 31 Dec 2007	363,853,993	77.67

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Jan-2008
Time	19:04:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	03-Jan-2008
Time	19:04:56
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	31-Dec-2007 13:39:47
Announcement No.	00066

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Currency Translation Gain
Description	
Attachments:	378-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

CURRENCY TRANSLATION GAIN

Singapore Telecommunications Limited ("SingTel") wishes to announce that an exceptional realised currency translation gain, net of hedging, of approximately S$118 million will be recorded in the quarter ending 31 December 2007. This translation gain arose from SingTel Australia Investment Ltd[1] ("SAI") reducing its Australian Dollar denominated share capital by A$323 million after receiving interest paid by Singapore Telecom Australia Investments Pty Limited[2].

The translation gain represents the difference between the amount of share capital returned by SAI and the historical cost of investment in Singapore Dollar terms by its shareholders.

Together with the S$84 million translation gain recorded in the first quarter ended 30 June 2007, the total exceptional translation gain for the Group will amount to approximately S$202 million for the nine months ending 31 December 2007.

By Order of the Board

Chan Su Shan
Company Secretary

Dated : 31 December 2007

---

1 SingTel Australia Investment Ltd is a SingTel wholly-owned subsidiary which has 100% equity interest in Singapore Telecom Australia Investments Pty Limited.

2 Singapore Telecom Australia Investments Pty Limited holds 100% equity interest in SingTel Optus Pty Limited.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Jan-2008
Time	08:29:23
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Currency Translation Gain

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	31-Dec-2007 13:35:21
Announcement No.	00064

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Swap of Shares in New Century InfoComm Tech Co. Ltd
Description	
Attachments:	377-sgx.pdf Total size = **13K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
RULE 704(16)(c) OF THE SGX LISTING MANUAL

SWAP OF SHARES IN
NEW CENTURY INFOCOMM TECH CO. LTD

Further to the announcement on 15 August 2007 in relation to an agreement with Far EasTone Telecommunications Co. Ltd ("FET") to exchange Singapore Telecommunications Limited ("SingTel")'s entire shareholding interest in New Century InfoComm Tech Co. Ltd ("NCIC") for new shares in FET ("Exchange"), SingTel wishes to announce that parties have today completed the Exchange and SingTel no longer holds any interest in NCIC. SingTel has obtained an aggregate consideration of 160,370,370 new shares issued by FET ("New FET Shares") in exchange for 980,315,483[1] shares in NCIC ("NCIC Shares"). The New FET Shares represent approximately 3.9764 percent of the issued share capital of FET. As at 28 December 2007, the total market value of the New FET Shares on the Taiwan Stock Exchange Corporation was NT$6.6 billion, equivalent to approximately S$294 million (net of transaction costs), based on the closing market price of NT$41.30 per share.

Based on the historical exchange rate, the unaudited consolidated carrying value of the NCIC Shares was approximately S$390 million. The loss on disposal will amount to approximately S$96 million, including S$94 million from the release of foreign currency translation losses previously taken to reserves. The loss on disposal will be recognised as an exceptional item in the third quarter ending 31 December 2007.

By Order of the Board

Chan Su Shan
Company Secretary
Dated : 31 December 2007

[1] Based on SingTel's shareholding in NCIC post capital reduction conducted on 12 September 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Jan-2008
Time	08:29:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Swap of Shares in New Century InfoComm Tech Co. Ltd.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Dec-2007 07:29:48
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release: SingTel and SingTel Mobile file appeal against KPPU decision
Description	
Attachments:	NR19Dec07.pdf Total size = **69K** (2048K size limit recommended)

Close Window

SingTel

News Release

SingTel and SingTel Mobile file appeal against KPPU decision

Singapore, 19 December 2007 – Singapore Telecommunications Limited (SingTel) and Singapore Telecom Mobile Pte Ltd (SingTel Mobile) today announced that they have appealed against the decision of the Commission for the Supervision of Business Competition (KPPU) by filing an Objection with the District Court of Central Jakarta on 19 December 2007.

Ong Winn Nie

From: Lim Li Ching

Sent: Friday, December 21, 2007 7:30 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, December 21, 2007 7:29:48 AM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00009
Submission Date & Time :: 21-Dec-2007 07:29:09
Broadcast Date & Time :: 21-Dec-2007 07:29:48
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

END

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	21-Dec-2007
Time	10:36:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel and SingTel Mobile file appeal against KPPU decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

END